Lockheed Martin Corporation

6801 Rockledge Drive   Bethesda, MD 20817

Telephone 301-897-6052   Facsimile 301-897-6606

E-mail:  stephen.m.piper@lmco.com

Stephen M. Piper

Vice President and Associate General Counsel, Corporate

September 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Julie Griffith

Re:	Lockheed Martin Corporation
Registration Statement on Form S-4 (File No. 333-220431)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lockheed Martin Corporation, a Maryland corporation (the “Corporation”), hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-4 (File No. 333-220431) (the “Registration Statement”) and declare the Registration Statement effective as of September 27, 2017 at 9:30 AM, Washington, D.C. time, or as soon thereafter as practicable.

Please call the undersigned at (301) 897-6052 or Jean Blackerby of Hogan Lovells US LLP at (202) 637-5834 with any questions.

LOCKHEED MARTIN CORPORATION

By:	/s/ Stephen M. Piper
Stephen M. Piper
Vice President & Associate General Counsel

cc:	Glenn C. Campbell

Hogan Lovells US LLP